

September 5, 2014

Via E-mail
Michael D. Medzigian
Chief Executive Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re: Carey Watermark Investors 2 Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 7, 2014**
> **File No. 333-196681**

Dear Mr. Medzigian:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Use of Proceeds, page 47

1.   We note your revisions regarding the total distribution and shareholder servicing fee in the footnotes. Please revise to clarify if the $11.5 million is included in the tables or if the distribution and shareholder servicing fee is in addition to the amounts shown in the tables.

Conflicts of Interest, page 88

Our advisor, the subadvisor and their respective affiliates …, page 90

2.   We note your response to comment 21 of our letter dated July 8, 2014. We note your disclosure that "CPA 18-Global commenced a $1.0 billion initial public offering in 2013 which raised gross proceeds of approximately $1.05 billion through July 14, 2014 and has approximately $250 million of shares remaining available for sale." Please clarify, if true, that the shares sold over $1 billion are related to the dividend reinvestment plan, or otherwise advise.

Prior Performance Tables, page A-1

3.   We note Table III on page A-6. Please revise to separately specify and quantify the distributions from operations, sales of properties, financing and offering proceeds.

Exhibits

4.   We note your response to comment 30 of our letter dated July 8, 2014. Please briefly explain to us why you believe the registrant does not have "a beneficial interest" in the contract or, alternatively, file the agreement with your sub-advisor.

Draft Opinions

5.   Please have counsel revise the opinions to clarify that the $400,000,000 in DRIP shares are in addition to the $1 billion in shares.

Draft Tax Opinion

6.   We note your references to representations in the Certificate of Representations. Please revise to clarify that these representations are solely factual or explain to us how this assumption is appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Jorge Bonilla at (202)551-3414 or Kristi Marrone at (202)551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Kathleen L. Werner, Esq. (*via e-mail*)